Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

5,100,000 Units
Accelerated Return Notes
Linked to an International Equity Index Basket
due June 26, 2009
$10 principal amount per unit
Term Sheet No. 2965

Merrill Lynch & Co., Inc.

Pricing Date	April 30, 2008
Settlement Date	May 8, 2008
Maturity Date	June 26, 2009
CUSIP No.	59023V183

Accelerated Return Notes℠

- 3-to-1 upside exposure, subject to a cap of 30.75%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$51,000,000
Underwriting discount (1)	$.20	$1,020,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$49,980,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“IBOVESPA” is a trademark owned by the São Paulo Stock Exchange (BOVESPA) and has been licensed for use by Merrill Lynch & Co., Inc. for this issuance. The Notes are not issued, sponsored, endorsed, sold or promoted by BOVESPA, neither BOVESPA makes any warranties or bears any liability with respect to the Notes.

The RDXUSD® (Russian Depositary Index® in USD) was developed and is real-time calculated and published by Wiener Börse AG. The full name of the Russian Depositary Index and its abbreviation are protected by copyright law as trademarks.

Merrill Lynch & Co.

April 30, 2008

Summary

The Accelerated Return NotesSM Linked to an International Equity Index Basket due June 26, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the value of the International Equity Index Basket (the “Basket”) increases moderately from the Starting Value, which was set to 100 on the Pricing Date, to the Ending Value of the Basket, determined on valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

The Basket is comprised of the Bovespa Index, the Russian Depositary Index and the Hang Seng China Enterprises Index (each a “Basket Component Index” and together the “Basket Component Indices”), of which the initial weightings are 33.34%, 33.33% and 33.33%, respectively.

Terms of the Notes

Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including a Capped Value of 30.75%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Basket excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting a Capped Value of $13.0750.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 80.00

$10 ×	(80.00)	= $8.00
100.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 105.00

$10 +	($30 ×	(105.00 – 100.00))	= $11.50
100.00

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120.00% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 120.00

$10 +	($30 ×	(120.00 – 100.00))	= $16.00
100.00

Payment at maturity (per unit) = $13.0750        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 1.038% per annum, as more fully described below.

The table below reflects a Capped Value of $13.0750.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
50.00	-50.00%	$5.0000	-50.00%	-52.69%	-51.47%
60.00	-40.00%	$6.0000	-40.00%	-40.35%	-39.19%
70.00	-30.00%	$7.0000	-30.00%	-29.12%	-28.00%
80.00	-20.00%	$8.0000	-20.00%	-18.75%	-17.67%
90.00	-10.00%	$9.0000	-10.00%	-9.08%	-8.02%
92.00	-8.00%	$9.2000	-8.00%	-7.22%	-6.17%
94.00	-6.00%	$9.4000	-6.00%	-5.39%	-4.33%
96.00	-4.00%	$9.6000	-4.00%	-3.57%	-2.52%
98.00	-2.00%	$9.8000	-2.00%	-1.77%	-0.73%
100.00 (3)	0.00%	$10.0000	0.00%	0.00%	1.04%
102.00	2.00%	$10.6000	6.00%	5.21%	2.79%
104.00	4.00%	$11.2000	12.00%	10.25%	4.52%
106.00	6.00%	$11.8000	18.00%	15.15%	6.24%
108.00	8.00%	$12.4000	24.00%	19.91%	7.94%
110.00	10.00%	$13.0000	30.00%	24.54%	9.61%
120.00	20.00%	$13.0750 (4)	30.75%	25.11%	17.77%
130.00	30.00%	$13.0750	30.75%	25.11%	25.55%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 8, 2008 to June 26, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.038% per annum (which equals the weighted average of a dividend yield of 0.000% for the Bovespa Index, 1.609% for Russian Depository Index and 1.505% for the Hang Seng China Enterprise Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The Starting Value was set at 100 on the Pricing Date.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The 0.000% dividend yield assumed for the Bovespa Index indicates that dividends are reinvested into the Bovespa Index and therefore are reflected in the Bovespa Index’s performance.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Basket.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

▪	Your return may be affected by exchange rate movements.

▪	Your return may be affected by factors affecting international securities markets.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in the value of one or more Basket Component Indices may offset each other.

▪

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factor

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Basket will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the underlying securities.

▪	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Basket will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage of 30.75%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index was assigned a weighting on the Pricing Date, as set forth in the table below.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including with limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither ML&Co. nor MLPF&S have independently verified the accuracy or completeness of that information. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Basket Component Indices or assumes any responsibility for the accuracy of such indices or information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement ARN-4.

For each Basket Component Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Basket level are as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Level Contribution
The Bovespa Index	USIBOV	Brazil	33.34%	40,244.58	0.00082843	33.34
The Russian Depositary Index	RDXUSD	Russia	33.33%	2,713.00	0.01228529	33.33
Hang Seng China Enterprises Index	HSCEI	China	33.33%	14,230.25	0.00234219	33.33
Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on April 30, 2008.

(2)	The Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on April 30, 2008 and rounded to eight decimal places.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2003 through April 2008, based upon monthly historical levels of each Basket Component Index, the Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The Basket Component Indices

The Bovespa Index

All disclosure contained in this term sheet regarding the Bovespa Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by the São Paulo Stock Exchange (“BOVESPA”). ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Bovespa Index or assumes any responsibility for the accuracy of such index or information.

The value of the Bovespa Index, also referred to as Ibovespa, as used in this term sheet, will be that of Ibovespa as reported in U.S. dollars on Bloomberg screen USIBOV. This value reflects the closing value of Ibovespa, as reported in real, divided the Brazil PTAX Rate, which is the average exchange rate for U.S. dollars calculated and reported by the Brazil Central Bank at the end of each day and reported on Bloomberg screen BZFXPTAX.

Ibovespa is the main indicator of the Brazilian stock market’s average performance. Ibovespa is a total return index calculated and reported in real–time by BOVESPA and reflects the variation of BOVESPA’s most traded stocks. BOVESPA has used a consistent methodology to calculate Ibovespa since its inception in 1968. BOVESPA calculates Ibovespa in real time, considering the prices of the last trades carried out in the cash market (round lot) with the stocks that compose its portfolio.

As of the Pricing Date, Ibovespa consists of 66 underlying stocks. The underlying stocks that make up Ibovespa represent more than 80% of trading volume and the financial value registered on BOVESPA’s cash market (round lot) and represent more than 70% of the market capitalization of all companies on BOVESPA.

The basic objective of Ibovespa is to be an average indicator of market performance in Brazil. For that purpose, its composition aims at reflecting as closely as possible the real configuration of the cash market operations (round lot) on BOVESPA. The value of Ibovespa is the current value, in Brazilian currency, of a theoretical stock portfolio constituted on February 1, 1968 by a hypothetical investment. No additional investment has been made since this date, apart from the reinvestment of the distributed benefits (such as dividends, subscription rights and stocks bonuses). Therefore, Ibovespa reflects not only the variation of the stock prices but also the impact of the distribution of benefits, and is considered an indicator that evaluates the total return of its components stocks. Although Ibovespa has been calculated according to the same methodology since inception, the index level has undergone multiple divisions since inception, including division by 100 on October 3, 1983; division by 10 on December 2, 1985; division by 10 on August 29, 1988; division by 10 on April 14, 1989; division by 10 on January 12, 1990; division by 10 on May 28, 1991; division by 10 on January 21, 1992; division by 10 on January 26, 1993; division by 10 on August 27, 1993; division by 10 on February 10, 1994; and division by 10 on March 3, 1997.

To be included in Ibovespa, stocks must meet certain criteria over the last 12 months, including:

▪	be included in the group of stocks whose negotiability indexes combined represent 80% of the total value of all individual negotiability indexes;

▪	have a trading value participation higher than 0.1% of the total; and

▪	have a trading session presence of more than 80%

The participation of each stock in the portfolio has a straight relation with its representativity in the cash market—in terms of number of trades and financial value—adjusted to the sample’s size. Once selected for Ibovespa, a stock will only be excluded when it no longer meets at least two of the inclusion criteria. In addition, companies that are under protection from creditors, file for bankruptcy, are subject to a long trading suspension or in other special situations will not be included in computation of Ibovespa.

Ibovespa is calculated as the sum of the weights of the underlying stock’s theoretical quantity multiplied by its last price. To ensure the representativity of Ibovespa over time, its portfolio is recalculated at the end of every four months. At the rebalancings, the changes in the relative participation of each stock in Ibovespa are identified, as well as their maintenance or exclusion, and possible inclusions of new underlying stocks are defined.

In case of suspension of a component share, Ibovespa will use the price of the last trade registered on BOVESPA until the resumption of trading. If trading is not permitted for a period of 50 days, as of the date of suspension, or if it is unlikely that trading will be resumed, or in case of rebalancing of the portfolio, the underlying stock will be excluded from the portfolio. In such a case, BOVESPA will make necessary adjustments to ensure the continuity of Ibovespa.

The following graph sets forth the monthly historical performance of the Bovespa Index in the period from January 2003 through April 2008. This historical data on the Bovespa Index is not necessarily indicative of the future performance of the Bovespa Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Bovespa Index during any period set forth below is not an indication that the Bovespa Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Bovespa Index was 40,244.58.

License Agreement

BOVESPA has given permission, in exchange for a fee, for the right to use indices owned and published by BOVESPA in connection with the Notes.

BOVESPA is under no obligation to continue the calculation and dissemination of the Bovespa Index. The Notes are not sponsored, endorsed, sold or promoted by BOVESPA. No inference should be drawn from the information contained in this term sheet that BOVESPA makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. BOVESPA has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Bovespa Index. BOVESPA is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. BOVESPA has no obligation or liability in connection with the administration or marketing of the Notes.

The agreement between BOVESPA and ML&Co. provides that the following information must be set forth in this term sheet:

“IBOVESPA is a trademark owned by the São Paulo Stock Exchange (BOVESPA) and has been licensed for use by (name of the Issuer) for this issuance. The product is not issued, sponsored, endorsed, sold or promoted by BOVESPA, neither BOVESPA makes any warranties or bears any liability with respect to the product. As per the index management, BOVESPA reserves the right to change any IBOVESPA’s characteristics if judged necessary. The IBOVESPA in USD disclosed by Bloomberg is calculated by Bloomberg based on daily IBOVESPA closing value (calculated by BOVESPA) divided by the daily dollar closing rate, and BOVESPA does not have any responsibility for Bloomberg calculation.”

The Russian Depositary Index

All disclosure contained in this term sheet regarding the Russian Depositary Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Wiener Börse. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Russian Depositary Index or assumes any responsibility for the accuracy of such index or information.

The Russian Depositary Index (index symbol “RDXUSD”, the Russian Depositary Index denominated in United States dollars) is calculated, published and disseminated by the Wiener Börse. The Russian Depositary Index was set to a base value of 1,000 index points on October 8, 1997. The Russian Depositary Index is a capitalization-weighted price index consisting of the most actively traded depositary receipts on the blue chip stocks of the Russian stock market traded on the London Stock Exchange and reflects in real-time the movement of the underlying depositary receipts, as well as currency updates, which occur every two minutes. As of the Pricing Date, 12 depositary receipts were included in the Russian Depositary Index. The Russian Depositary Index is not adjusted for dividend payments on the constituent depositary receipts comprising the Russian Depositary Index. The Russian Depositary Index incorporates free float factors (the free float of a component stock is defined as the percentage of the shares of the issuing company which are available for trading) which are intended to ensure that the weight of a particular stock in an index roughly corresponds to the fraction of the registered capital that is actually available for public trading on the London Stock Exchange. The Russian Depositary Index also incorporates a representation factor to ensure that a component stock of the Russian Depositary Index cannot exceed a maximum weighting cap of 25%. The Russian Depositary Index is calculated on every trading day for depositary receipts on the London Stock Exchange regardless of whether trading takes place in the underlying stocks at the local exchange.

Only actively traded depositary receipts listed on the London Stock Exchange are included in the Russian Depositary Index. The selection criteria for depositary receipts included in the Russian Depositary Index are: liquidity of the depositary receipts, market capitalization and significance of the underlying stocks, price availability of the depositary receipt, representativeness for the sector, market interest and exchange listing. The most important criteria are market capitalization and liquidity. The Russian Depositary Index contains only the most important and most actively traded depositary receipts. The purpose of the Russian Depositary Index is to mirror the development of prices of the most liquid blue chip stocks and thus, there is no limit to the maximum number of depositary receipts that may be contained in the Russian Depositary Index. Only ordinary depositary receipts, not National Privatization Units or investment funds set up as stock corporations, are eligible for inclusion in such country index.

The following graph sets forth the monthly historical performance of the Russian Depositary Index in the period from January 2003 through April 2008. This historical data on the Russian Depositary Index is not necessarily indicative of the future performance of the Russian Depositary Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Russian Depositary Index during any period set forth below is not an indication that the Russian Depositary Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Russian Depositary Index was 2,713.00.

License Agreement

ML&Co. and the Wiener Börse have entered into a non-exclusive license agreement providing for the license to ML&Co. of the right to use certain indices calculated by the Wiener Börse in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this term sheet:

“The Russian Depositary Index was developed and is real-time calculated and published by Wiener Börse AG. The full name of the Index and its abbreviation are protected by copyright law as trademarks. The Russian Depositary Index description, rules and composition are available online on www.indices.cc—the index portal of Wiener Börse AG.

Wiener Börse does not guarantee the accuracy and/or the completeness of the Russian Depositary Index or any data included therein and Wiener Börse shall have no liability for any errors, omissions, or interruptions therein.

A non-exclusive authorization to use the Russian Depositary Index in conjunction with financial products was granted upon the conclusion of a license agreement between ML&Co. and Wiener Börse AG. The only relationship to ML&Co. is the licensing of certain trademarks and trade names of Russian Depositary Index which is determined, composed and calculated by Wiener Börse without regard to ML&Co. or the Notes. Wiener Börse reserves the rights to change the methods of index calculation or publication, to cease the calculation or publication of the Russian Depositary Index or to change the Russian Depositary Index trademarks or cease the use thereof.

The Notes are not in any way sponsored, endorsed, sold or promoted by the Wiener Börse. Wiener Börse makes no warranty or representation whatsoever, express or implied, as to results to be obtained by ML&Co., owners of the Notes, or any other person or entity from the use of the Russian Depositary Index or any data included therein. Without limiting any of the foregoing, in no event shall Wiener Börse have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.”

The Hang Seng China Enterprises Index

All disclosure in this term sheet regarding the Hang Seng China Enterprises Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated is derived from publicly available information. This information reflects the policies of, and is subject to change by HSI or any of its affiliates (collectively, “HSI Services”) and Hang Seng Data Services Limited. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Hang Seng China Enterprises Index or assumes any responsibility for the accuracy of such index or information.

The Hang Seng China Enterprises Index (index symbol “HSCEI”) is compiled, published and managed by HSI, a wholly-owned subsidiary of the Hang Seng Bank, and was first calculated and published on August 8, 1994. The Hang Seng China Enterprises Index was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Stock Exchange of Hong Kong Ltd. (the “SEHK”). H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index (“HSCI”) on October 3, 2001, the Hang Seng China Enterprises Index became part of the Hang Seng Composite Index Series (the “HSCI Series”). Since then, constituents of the Hang Seng China Enterprises Index comprise all the H-share companies which are included in the HSCI. The Hang Seng China Enterprises Index had a base index of 1,000 at launch, but on October 3, 2001 with the launch of the HSCI Series, the Hang Seng China Enterprises Index was rebased with a value of 2,000 at January 3, 2000 to align with the HSCI Series. The Hang Seng China Enterprises Index is reviewed semi-annually together with the HSCI Series. H-Share companies joining or leaving the HSCI are automatically included or excluded from the Hang Seng China Enterprises Index. As of the Pricing Date, the Hang Seng China Enterprises Index had 42 constituents.

To be eligible for inclusion in the HSCI and the Hang Seng China Enterprises Index, a stock must have a primary listing on the main board of the SEHK and the issuer must have a primary listing on the main board of the SEHK. A stock is added to HSCI if (a) it has had less than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, and (b) the stock’s 12-month average market capitalization ranks rises to the 200th position or better. The number of constitute stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.

The calculation methodology of the Hang Seng China Enterprises Index changed on March 6, 2006 from a full market capitalization weighted methodology to a free float-adjusted market capitalization methodology. This free float adjustment aims to exclude from the Hang Seng China Enterprises Index calculation long-term core shareholdings that are not readily available for trading. A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is used to adjust the number of shares for index calculation. A 15% cap on individual stock weights is applied to assure no one stock dominates the Index.

The following graph sets forth the monthly historical performance of the Hang Seng China Enterprises Index in the period from January 2003 through April 2008. This historical data on the Hang Seng China Enterprises Index is not necessarily indicative of the future performance of the Hang Seng China Enterprises Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Hang Seng China Enterprises Index during any period set forth below is not an indication that the Hang Seng China Enterprises Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Hang Seng China Enterprises Index was 14,230.25.

License Agreement

ML&Co., HSI Services Limited and Hang Seng Data Services Limited have entered into a non-exclusive license agreement providing for the license to ML&Co. of the right to use certain indices calculated by HSI Services Limited in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this term sheet:

“The Hang Seng China Enterprises Index (the “Index”) is published and compiled by HSI Services Limited pursuant to a licence from Hang Seng Data Services Limited. The mark and name of the Hang Seng China Enterprises Index are proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ML&Co. in connection with the Notes (the “Products”). BUT NEITHER HIS SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO ANY OF THE INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of any of the Index and any of the related formula or formulae constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO ANY OF THE INDEX BY ML&CO. IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HIS SERVICES LIMITED IN THE COMPUTATION OF ANY OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF ANY OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HIS SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HIS Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.”

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the value of the Basket, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Constructive Ownership Law.    Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. Although the matter is not entirely certain, in its current form, Section 1260 of the Code should not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.